New York - AG	March 30, 2021
Toronto – FR
Frankfurt – FMV

FIRST MAJESTIC UPDATES ESG SUSTAINABILITY ACTIVITIES
AIMED AT HELPING LOCAL COMMUNITIES AND IMPROVING THE ENVIRONMENT

First Majestic Silver Corp. (AG:NYSE | FR:TSX)(the "Company" or "First Majestic") is pleased to update stakeholders and shareholders on its activities following the release of the Company's first Environmental, Social, Governance and Sustainability Report (the “ESG Report”) published in September 2020.

One of the most critical issues faced by all companies worldwide over the past year has been the COVID-19 pandemic. The global impact triggered an unprecedented call for collaboration and tested First Majestic's capabilities to support and take care of the workforce and community members within its areas of influence. Today’s sustainability update highlights the most relevant activities and impacts achieved in 2020 in close collaboration with more than 5,000 employees and contractors, community members, and public authorities to minimize the social and economic effects caused by the global pandemic.

The inaugural ESG Report showed First Majestic’s foundation and commitment to benchmark the sustainability performance of the Company which allows a broader audience to appreciate how the operations are reflected by the Company's commitment to responsible practices and transparency with all stakeholders.

"First Majestic’s commitment to safety, environment, and communities is a core principle of the Company, and it’s continually ingrained in our operations," said Keith Neumeyer, President and CEO. “Since we began operating in Mexico in 2003, we have always had a socially responsible approach to mining and its responsibilities as the primary employer within our local communities. Our best practices are committed to working safely, and with integrity, while also contributing to local sustainable development."

The Company has identified the following ESG material topics for its operating and non-operating sites:
•Health and safety
•Local communities and stakeholder’s engagement
•Water management
•Care for fauna and flora
•Mining waste and tailings management
•Energy consumption and emissions
•Reclamation and closure
•Human rights
•Governance, diversity, and inclusion

As a result of the Company's systems, policies, and practices implemented, First Majestic collects and reports all relevant and comparable data across its operations and projects. The ESG Report and disclosure follows internationally recognized guidance for extractive companies operating globally and is aligned with Canadian Enhanced Corporate Social Responsibility (“CSR”) Strategy. These practices include the OECD Guidelines for Multinational Enterprises, Voluntary Principles on Security and Human Rights, International Finance Corporation Performance Standards, Global Reporting Initiative, and UN Guiding Principles on Business and Human Rights.

The inaugural ESG Report can be found on the Company’s website by linking to https://www.firstmajestic.com/corporate-social-responsibility/esg-report/.

Our People First – Health & Safety

•Prior to the Mexican Government deeming mining as an essential business on May 18, 2020, First Majestic had already acted quickly by adopting several sanitary protocols to slow down or prevent the spread of the virus throughout the communities and operations where the Company is active. Some examples of protocols and programs which were implemented include:
◦Preparedness and response plans for COVID-19 prevention and control at each site.
◦Purchased sufficient stocks of personal protective equipment (“PPE”) to protect our employees and contractors from COVID-19, including but not limited to: facemasks, face shields, gloves, cleaning and disinfection products.
◦The Company continued paying full salaries to all workers during the Mexican Government’s Decree which forced all mining operations to shut down for approximately two months during the second quarter of 2020. Even to this day, the Company continues to pay full salaries to approximately 400 people considered as vulnerable workers under Mexican Law and who cannot return to work.
◦Medical checkpoints for pre-screen testing at all operating and non-operating units, including quarantine areas available in case self-isolation is required.
◦Provided educational awareness programs for all employees and community members on the pandemic and measures needed to safely live and work.
◦Implemented access control testing measures, including tracing and isolation procedures, to help identify employees and community members who were exposed to the virus.
•During the height of the pandemic, First Majestic assisted in building an advanced polymerase chain reaction (“PCR”) laboratory facility in the city of Durango. Constructing the lab included purchasing state-of-the-art medical equipment from abroad and teaming up with the Durango State Government to train medical technicians. Our industry partner, Wheaton Precious Metals, also assisted with the funding of this laboratory.
•In close collaboration with health services near each operation, First Majestic supported targeted efforts to upgrade and equip facilities to improve responses during current critical times. A total of 12 health centers received contributions from First Majestic. This included resources to hire additional health-care workers, personal protective equipment, for health-care staff, emergency-response equipment, transport isolation pods, oxygen tanks, defibrillators, and medicines. As a result of the upgrade provided by First Majestic, health-care centers in our local communities were able to operate 24 hours per day, 7 days a week, and deal effectively in managing the impacts of the pandemic.
•Through donations, communication awareness, and prevention campaigns, the Company collaborated with health services and local governments to minimize the spread of COVID-19. Strategies included providing hand hygiene, respiratory etiquette (covering cough and sneeze), physical distancing (minimum 1-2 metres), signs and symptoms, testing, awareness signs in public areas, disinfecting communities and media campaigns.
•The hospital at the San Dimas operation was reinforced with additional staff, including installing specialized COVID-19 testing equipment, oxygen facilities, isolation areas, and portable respirators. In addition, an ambulance was donated to the community with the assistance of Wheaton Precious Metals.

•At La Encantada, First Majestic obtained additional medical equipment, including a medical respirator, two ambulances and five buses. The buses were used to transport personnel between the communities and the mine to reduce the risk of contagion. In the words of the Mayor for the City of Ocampo, Laura Maria Silva, “We are very pleased with the extraordinary support from First Majestic to our communities. Protective equipment donated by the Company, including additional front-line health workers, cleaning and disinfection products, training for families and workers, and basic food for the most vulnerable people helped us to achieve one of the lowest contagion rates in the country. Thanks to these efforts, there were no COVID-19 casualties in the rural areas within our municipality.”
•The Santa Elena operation supported six municipalities within its area of influence by hiring part-time doctors and nurses to meet the needs of the local population. In addition, the Company donated US$100,000 worth of vitamins/supplements, oxygen tanks, ventilators and medical beds to support community efforts.

Socio-Economic Shared Value – Inclusive Growth

•Keeping First Majestic’s employees healthy and safe, and the operations active was a critical goal, not only from a business perspective but also to support local, state and federal economies. First Majestic’s San Dimas, Santa Elena and La Encantada operations are the largest employers within their surrounding communities.
•Two large camps were built to separate regional employees, staff and contractors from communities and reduce potential exposure in our San Dimas and Santa Elena operations. This strategy, though costly, has brought a significant benefit to these communities allowing them to improve health and sanitary controls to protect local economies and businesses.
•In February 2021, the San Dimas operation and Sections 21 and 22 of the Sindicato Nacional de Trabajadores Mineros, Metalurgicos, Siderurgicos y Similares de la Republica Mexicana (which represents the San Dimas Union mine workers) ratified a new two-year collective agreement. The new agreement strongly supports the production guidance for 2021 and is fundamental to achieving the health, safety and productivity for its 902 Union workers. The Federal Government Senator and President of the National Union, Napoléon Gomez Urrutia, highlighted in a press release on February 22, 2021 that First Majestic's social responsibility and willingness to reach a fair and satisfactory agreement for both parties, particularly under the current economic situation caused by the pandemic, should be recognized. "It is important to recognize the Company's attitude of solidarity with its workers,” stated Mr. Gomez Urrutia. “I hope this agreement will set an example to follow by other mining companies due to the pandemic that caused the loss of thousands of jobs."
•During the pandemic First Majestic has dedicated special priority to food security and support for the most vulnerable community members, including elders and people with physical disabilities. Through local impact programs, the Company purchased and distributed more than 10,000 food boxes containing products provided by local small businesses.
•Our CSR and procurement teams at Santa Elena, La Parrilla and Del Toro worked with local small and medium businesses, mainly women-owned, to produce and distribute 25,000 reusable face masks within the local communities at no cost.
•In the communities near Santa Elena, approximately 30 local businesses received comprehensive training and mentoring to activate and accelerate e-commerce solutions to minimize the pandemic's negative economic impact.

Site Improvements and Community Impacts

Maintaining and improving good relationships and collaboration with our host communities is essential to achieve our sustainability targets. Through proactive engagement, the Company understands social, economic and environmental priorities and takes actions to tackle the most pressing issues. The following highlights summarize our shared programs and results achieved in 2020 at each operation.

San Dimas Silver/Gold Mine, Tayoltita, State of Durango

•Job creation and economic impact – The San Dimas operation generates 2,262 direct jobs and has an annual cumulative economic impact (direct and indirect) estimated at US$162 million.
•Tax contributions – Since acquiring San Dimas, First Majestic has paid a total of 518.6 million Mexican Pesos, or approximately US$25.9 million, in employee payroll taxes from May 2018 to February 2021. In 2020 alone, the Company paid employee payroll taxes totaling 201.7 million Mexican Pesos, or approximately US$10.1 million.
•Telecommunications – Lack of communications infrastructure is one of the biggest barriers in rural communities. First Majestic invested in critical infrastructure, including microwave and radio links and optic fiber to connect remote ejidos, Truchas town, and the main city of Tayoltita. In 2020, the main skills development center in the town of Conalep, was able to open on-line training through broadband connection provided by the San Dimas mine.
•Financial inclusion – Tayoltita is one of the least connected areas in Mexico to financial services. The distance gap reduces opportunities for small businesses and local entrepreneurs to grow. The San Dimas mine provided critical infrastructure to open electronic banking services through four automated teller machines and facilitated access to financial services for the workforce, local businesses and the community.
•Electric power access – Having access to electricity is extremely critical in rural and remote areas throughout Mexico. Last year, First Majestic focused its effort to connect over 800 families across ten communities within the Tayoltita municipality with dependable electric power.
•Access to community information – In 2020, the Tayoltita Radio Station, financed by First Majestic and Wheaton Precious Metals, started its first broadcast offering community-focused content. It is the first radio station in town and is opening new platforms for local creativity and community interaction. The Company also provided over 800 portable radios to connect community members.
•Education and sports for the youngest community members - First Majestic provides financial support for over 200 students at the Bruno Martinez primary and secondary schools. The Company allocates an annual contribution that represents around 70% of the school's entire operating cost. Education is complemented with sports activities and camps financially assisted by the company and includes opening recreational spaces for around 500 young community members. In addition, the Company completed the construction of the local Cultural Center to promote community activities and creative innovation.
•Road construction and maintenance – In 2020, the Company provided maintenance services for over 319 kilometres of vital local roads costing approximately US$400,000.Air transportation: First Majestic also provides air service, free of charge, to employees and community members travelling to Durango, the State’s largest city, for specialized medical services.

Santa Elena Silver/Gold Mine, Banamichi, Arizpe, Huepac, Aconchi, Baviacora, San Felipe, State of Sonora

•Job creation and economic impact – The Santa Elena operation, including the nearby Ermitaño project, generates 1,285 direct jobs and an annual cumulative economic impact (direct and indirect) estimated at US$148 million.
•Potable water access – Last year, the Santa Elena operation supported the municipality of Banamichi to maintain the potable water system and improve the availability and service continuity for more than 2,000 citizens. The support included trucking water to communities that have not yet established a water distribution system.
•Road construction and maintenance – In 2020, the Company provided over 700 hours of heavy equipment to maintain rural roads and water reservoirs that represent critical infrastructure for local farmers, especially ranchers and agri-food producers.
•Education and sports for the youngest community members - First Majestic provides financial support through university scholarships for 12 members of the local communities around the Santa Elena operation. Last year, the Company also provided much needed sports equipment to schools.

La Encantada Silver Mine, Ocampo, Muzquiz, State of Coahuila

•Job creation and economic impact – The La Encantada operation generates 732 direct jobs and is the largest employer in the region. Annual cumulative economic impact (direct and indirect) at La Encantada is estimated at US$60 million.
•Water access – The area of influence around the La Encantada mine is frequently affected by dry seasons which requires water management and water access programs for the communities. In 2020, the Company supported ejidos and community members to build and improve water reservoir capacity. This effort included the purchase of equipment to increase water collection and reduce evaporation losses.
•Road construction and maintenance – In 2020, the Company supported ejidos and community members through its road maintenance program focused on two goals: reducing car accidents and reducing costs for local farmers and residents. The program included installing traffic signs and other road infrastructure to reduce livestock and wildlife-vehicle collisions.
•Education and sports for the youngest community members - First Majestic provides financial support to local programs focused on preventing and reducing school dropout rates, especially at primary and mid-levels. The Company annually donates sports equipment, clothes and toys for kids from economically vulnerable families.

Innovation with Purpose - Minimizing our Environmental Footprint

•The La Encantada mine was successfully converted from diesel to Liquid Natural Gas (“LNG”) power over five years ago which has significantly reduced its carbon footprint. This effort has continued at the Company's Santa Elena operation which is currently being converted over from diesel to natural gas. Over the past year, the construction of the 12.4 MW LNG power plant at Santa Elena has been a major focus of the Company. This new power plant will substantially reduce costs and represent First Majestic’s continued efforts to reduce the environmental impact of mining in Mexico.
•Every operation owned by First Majestic is in full compliance with environmental regulations and permits.
•First Majestic utilizes only dry stack tailings disposal and storage systems at all of its operations compared to the more traditional wet tailings dams. The use of dry stack tailings allows for the recirculation/re-use of up to 85% of the water being used in the processing system, thereby reducing the use of water substantially and creating a much cleaner and safer tailing disposal system.
•First Majestic also has protection plans for flora and fauna at each of our operations including protecting the black bear population at the La Encantada operation, planting over 1,000 endemic trees as part of a restoration and reforestation project at La Guitarra near Valle de Bravo, and ongoing reclamation projects at every mine site it operates.

ABOUT THE COMPANY

First Majestic is a publicly traded mining company focused on silver production in Mexico and is aggressively pursuing the development of its existing mineral property assets. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine. Production from these mines are projected to be between 12.5 to 13.9 million silver ounces or 20.6 to 22.9 million silver equivalent ounces in 2021.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, President & CEO

SPECIAL NOTE REGARDING FORWARD‐LOOKING INFORMATION
This press release contains "forward‐looking information" and "forward-looking statements" under applicable Canadian and U.S. securities laws (collectively, "forward‐looking statements"). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements include, but are not limited to, statements with respect to purchases under the Company's normal course issuer bid and the timing and amount of estimated future production. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon guidance and forward-looking statements as there can be no assurance that the plans, assumptions, or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward‐looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "forecast", "potential", "target", "intend", "could", "might", "should", "believe" and similar expressions) are not statements of historical fact and may be "forward‐looking statements".

Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: market price of the Company's common shares; the Company's cash flow and revenues; the duration and effects of the coronavirus and COVID-19, and any other pandemics or public health crises on our operations and workforce, and the effects on global economies and society, actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; fluctuations in costs; labour relations; availability and performance of contractors; relations with local communities; changes in national or local governments; changes in applicable legislation or application thereof; delays in obtaining approvals or financing or in the completion of development or construction activities; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; reclamation expenses; outcomes of pending litigation including appeals of judgments; resolutions of claims and arbitration proceedings; negotiations and regulatory proceedings; limitations on insurance coverage as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in the Company's most recent Annual Information Form, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.